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                                                    Filed by Genzyme Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                         and deemed filed pursuant to Rule 14a-6
                                          of the Securities Exchange Act of 1934

                                                Subject Company: Biomatrix, Inc.
                                                Registration File No.: 333-34972


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Investors are urged to read the joint proxy statement/prospectus relating to the transaction described below because it contains important information. The joint proxy statement/prospectus was filed with the Securities and Exchange Commission and, along with the documents incorporated by reference into that document, may be obtained free of charge, both at the commission's Web site (www.sec.gov) and from Genzyme or Biomatrix. Requests to Genzyme should be directed to One Kendall Square, Building 1400, Cambridge, Massachusetts 02139, Attn: Investor Relations,
(617) 252-7500. Requests to Biomatrix should be directed to Biomatrix, Inc., 65 Railroad Avenue, Ridgefield, New Jersey 07657, Attn: Investor Relations, (201) 945-9550.

                                     * * * *


FOR IMMEDIATE RELEASE               MEDIA CONTACT:            INVESTOR CONTACT:
                                    --------------            -----------------
December 8, 2000                    Bo Piela                  Kim Witkop
                                    617-252-7785              617-761-8563

        GENZYME CORP. SAYS ISS RECOMMENDS FORMATION OF GENZYME BIOSURGERY

         CAMBRIDGE, Mass.--Genzyme Corp. announced today that Institutional Shareholder Services (ISS), the nation's leading proxy voting advisory firm, has recommended that shareholders approve a series of proposals related to the formation of Genzyme Biosurgery, a new Genzyme division. Genzyme Biosurgery will be formed by combining the businesses of Biomatrix (NYSE: BXM), Genzyme Tissue Repair (Nasdaq: GZTR), and Genzyme Surgical Products (Nasdaq: GZSP).

         At a special meeting of Genzyme shareholders taking place on December 15, 2000, holders of each of Genzyme Corp.'s four tracking stocks will be asked to vote to approve a charter amendment creating Genzyme Biosurgery stock--a new Genzyme Corp. tracking stock. In addition, holders of Genzyme Tissue Repair and Genzyme Surgical Products stocks each will be asked to approve the conversion of all outstanding shares of those stocks into shares of Genzyme Biosurgery stock. Genzyme intends to list Genzyme Biosurgery stock for trading on the Nasdaq National Market under the symbol GZBX following completion of the transaction.

         Genzyme Corp.'s boards of directors has recommended that shareholders approve these proposals. As previously announced, Biomatrix's shareholders yesterday approved the merger with Genzyme.

         "We are gratified that the premier proxy advisory organization has recognized the strategic advantages inherent in the formation of Genzyme Biosurgery and the value that this new business can create for shareholders," said Duke Collier, the current president of Genzyme Surgical Products who will become president of Genzyme Biosurgery. "We also are enormously pleased that the Biomatrix shareholders have approved the merger with Genzyme. We expect to complete this transaction very shortly and look forward to the exciting work that lies ahead of us."

         ISS is the world's largest provider of proxy voting and corporate governance services, serving more than 700 institutional and corporate clients. ISS analysts research and recommend votes for 20,000 shareholder meetings each year.

         Genzyme Corporation is a biotechnology company that develops and markets innovative products and services designed to address significant unmet medical needs. Genzyme Surgical Products, a division of Genzyme Corp., develops and markets a portfolio of devices, biomaterials, and biotherapeutics primarily for the cardiovascular and general surgery markets. Genzyme Tissue Repair, a division of Genzyme Corp., is a leading developer of biological products for the treatment of orthopedic injuries such as cartilage damage and severe burns.

          Biomatrix, Inc., headquartered in Ridgefield, New Jersey is an international biomedical company that develops, manufactures and commercializes elastoviscous products made from proprietary polymers called hylans, which are derivatives of the naturally occurring substance, hyaluronan, and are used in a variety of therapeutic medical applications and in skin care products.

          This press release contains forward-looking statements, including statements concerning a special meeting of the shareholders of Genzyme Corporation, the completion of the formation of Genzyme Biosurgery, the listing by Genzyme Corporation of Genzyme Biosurgery common stock for trading on the Nasdaq National Market and the timing for the formation of Genzyme Biosurgery. Actual results may differ materially depending on many factors including receiving all approvals necessary to complete the formation of Genzyme Biosurgery and the likelihood of the occurrence of other risks generally associated with an acquisition and reorganization of this type. Shareholders of Genzyme Corporation, including holders of its Genzyme General, Genzyme Tissue Repair, Genzyme Molecular Oncology and Genzyme Surgical Products common stock, are subject to the risks and uncertainties described in reports filed by Genzyme Corporation with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, including without limitation Exhibit 99.2 to Genzyme's 1999 Annual Report on Form 10-K, as amended.

          This press release is not a substitute for the joint proxy statement/prospectus. We urge investors to read that document because it contains important information. The joint proxy statement/prospectus and the documents incorporated by reference may be obtained free of charge at the SEC's website (www.sec.gov) or by contacting Genzyme or Biomatrix.

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Genzyme's releases are on the World Wide Web at http://www.genzyme.com. They are also available from Genzyme's fax-on-demand service at 1-800-436-1443 within the United States or 1-201-521-1080 outside the United States.